June 4, 2021

Via Email

Richard Horowitz
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
richard.horowitz@dechert.com

       Re:     Commonwealth Credit Partners BDC I, Inc.
               Registration Statement on Form 10
               File No. 000-56279

Dear Mr. Horowitz:

        On May 6, 2021, you filed a registration statement on Form 10 on behalf of Commonwealth
Credit Partners BDC I, Inc. (the    Company   ). We have reviewed the
registration statement and
have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

        We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed within
this 60-day time period, you should consider withdrawing the Company   s Form
10 prior to its
effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

                                      LEGAL COMMENTS

Page 3     Explanatory Note

1.     Please add the following:
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     a. The Company is an    emerging growth company,    as defined in the
Jumpstart Our Business
        Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of
        Section 404(b) of the Sarbanes-Oxley Act of 2002. See    Item 1A. Risk
Factors     Risks
        Relating to Our Operation     We are not currently required to have
comprehensive
        documentation of our internal controls.

     b. The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

Page 3     Bullet Point Section

2.       Please add the following risks:

     x   Investing in the Company may be considered speculative and involves a high degree of risk.
     x   The Company   s shares will not be registered under the Securities Act
of 1933 and are
         subject to substantial restrictions on transfer. There will be no trading market for the shares, and investors most likely will have to hold their shares until the final liquidation of the
         Company.
     x   Although the Company   s shares have been registered under the
Exchange Act, there will be
         no trading market for shares in the Company. An investment in the Company is, therefore, illiquid, and should be considered only by investors financially able to maintain their investment for the long-term.
     x   The Company intends to borrow money from and issue debt securities to banks, insurance
         companies, and other lenders, which increases its investment risk. If the Company is unable to service its borrowings, it may risk the loss of its assets pledged as collateral.
     x   The Company intends to invest primarily in privately-held companies for which very little
         public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
     x   The Company will elect to be regulated as a BDC under the 1940 Act, which imposes
         numerous restrictions on the activities of the Company, including restrictions on leverage and on the nature of its investments.
     x   Certain provisions of the 1940 Act and its rules thereunder may impose certain restrictions
         on the ability of the Company to invest in securities of the same companies in which other
         clients of the Company   s Investment Adviser are invested. The
Investment Adviser has filed
         an application with the SEC on behalf of itself and certain of its affiliated persons seeking an exemptive order from such provisions, but there can be no assurances the SEC will ultimately grant the relief sought in the exemptive application. Co-investments made under the exemptive relief, if granted, would be subject to compliance with the conditions and other requirements contained in the exemptive relief provided by the
SEC.
     x   Distributions may be funded from unlimited amounts of offering proceeds or borrowings,
         which may constitute a return of capital and reduce the amount of capital available to the

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        Company for investment; any capital returned to investors through distributions will be distributed after payment of fees and expenses.
    x   The Company will invest in securities that are rated below investment grade by rating
        agencies or that would be rated below investment grade if they were rated; below investment
        grade securities, which are often referred to as    junk    have
predominantly speculative
        characteristics with respect to the issuer   s capacity to pay interest
and repay principal.
    x   The privately-held companies and below-investment-grade securities in which the Company
        will invest will be difficult to value and are illiquid.

3. In this section, please include a cross-reference to all factors that make this offering high risk or speculative (e.g, leverage, junk, etc.). See Item 1.1.j. of Form N-2. Such information will be helpful to investors.

Page 5     Item 1. Business

4.      In the second line of the third paragraph, disclosure states,    The
Shares of common stock
will be offered and sold under the exemption provided by Section 4(a)(2) of the Securities Act and
Rule 506 of Regulation D promulgated thereunder and other exemptions of similar import in the
laws of the states and jurisdictions where the offering will be made.    Please
explain supplementally
what you mean by    other exemptions of similar import in the laws of the
states and jurisdictions.

Page 6     General

5. In the second line of the first paragraph, disclosure states that the Company may invest in convertible securities. If the Company expects to invest in contingent convertible securities
(   CoCos   ), the Company should consider what, if any, disclosure is appropriate. The type and
location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos , and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If
CoCos are or will be a principal type of investment, the Company should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Company intends to invest in CoCos and the amount that will be invested.

6.      In the sixth line of the last paragraph, disclosure states,    The
Company does not intend to
issue preferred stock, including during the first following effectiveness of this Registration
Statement.    Please add    year    after    first.

Page 8     Investment Objective and Strategy
7.      In the first line of the second paragraph, disclosure states,    We
will target investments
primarily structured as senior secured credit facilities and, to a lesser extent, junior credit facilities.
The Investment Adviser will seek collateral packages in connection with the
Company   s secured
investments that include liens on the borrower   s assets and a pledge of the
borrower   s stock. In
addition, the Company will seek investment structures that include covenant packages that measure
the borrower   s key performance metrics.    If the Company will hold a
significant amount of


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covenant-lite loans, please revise your principal risk disclosure to include the heightened risks associated with covenant-lite loans.

8.      Disclosure in the third paragraph states,    The Company will typically
seek to structure loans
with a floating rate cash coupon with yields enhanced by certain fees (closing fees, prepayment
premiums, amendment fees, etc.) and, in select cases, equity upside.    Please
revise this sentence
using plain English.

Page 9     Leverage an Established Platform and Infrastructure
9.     Disclosure in the first paragraph states,    In addition, Commonwealth
has access to an
extensive network of high-quality operating relationships with industry-specific expertise in key
industry verticals.    Please define    industry verticals    using plain
English.

Page 10     Portfolio Management
10.     In the first line of the fourth paragraph, disclosure states,    The
credit agreement
documenting each loan is expected to contain financial performance covenants that measure the
borrower   s key operating metrics, such as minimum EBITDA, maximum leverage and minimum
fixed charge coverage.    Please define    fixed charge coverage    using plain
English.

Page 12     Valuation of Portfolio Securities
11.      In the first line of the first paragraph, disclosure states,    For
investments in revolving credit
facilities and delayed draw commitments, the cost basis of the funded investments purchased is offset by any costs/netbacks received for any unfunded portion on the total balance committed.
Please explain to us whether the Company will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the
Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Page 13     Qualifying Assets
12. Please revise the formatting in the bullet point section so that the sub-categories are properly indented. See pages 36-37 of the Registration Statement.

Page 29     The Private Offering
13. In the first line of the second paragraph, disclosure states, Investors will be required to make capital contributions to purchase Shares each time we deliver a drawdown notice, which will be issued based on our anticipated investment activities and capital needs, in an aggregate amount


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not to exceed each investor   s respective Capital Commitment.    Please tell
us approximately when
the first drawdown notice will occur.

14. Please disclose in this section what happens to investors who fail to honor their obligations.
We may have additional comments depending on your answer.

Page 35     Expenses
15.    Please add to this section a fee table that conforms to requirements of
Item 3 of Form N-2.
Such disclosure will be helpful to investors.

16. Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of
Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital
gains and which uses language substantially the same as the following:    You
would pay the
following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ ___ $ ___ $
___ $ ___.    Such disclosure will be helpful to investors.

Page 36     Qualifying Assets
17. Disclosure on pages 36-39 appears to repeat much of what is already disclosed on pages 12-
16 regarding    Qualifying Assets,       Managerial Assistance to Portfolio
Companies,       Temporary
Investments,       Senior Securities,       Code of Ethics,       Compliance
Policies and Procedures,    and
   Proxy Voting Policies and Procedures.    Please revise.

Page 46     We do not expect to replicate the historical performance of other entities managed
or supported by Comvest Partners.
18. In the first line of the second paragraph, disclosure states that the Company is currently seeking an exemptive order regarding co-investments. Please advise us of the status of the exemptive application. If the application is pending, revise the disclosure throughout the registration statement to clarify that such relief has not yet been granted and may not be granted.

Page 47 -- There is uncertainty as to the value of our portfolio investments because most of our investments are, and may continue to be, in private companies and recorded at fair value.
In addition, the fair values of our investments are determined by our Board in accordance with our valuation policy.
19. The use of valuations without adjustment appears to conflict with the requirements of Rule
2a-5(b). Ultimately, the board of a fund is responsible for determining fair value of a fund's investments. Please explain supplementally the basis for this statement and revise accordingly.




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Page 50     Our ability to enter into transactions involving derivatives and financial
commitment transactions may be limited.
20.     The paragraph makes reference to a proposed new rule regarding a fund
s use of derivatives.
Please revise this disclosure in light of this rule 18f-4   s adoption in 2020.

Page 58 -- We may not be able to pay you distributions on our common stock, our distributions to you may not grow over time and a portion of our distributions to you may be a return of capital for U.S. federal income tax purposes.
21. In the last line of the first paragraph, disclosure states that a portion of certain distribution
may constitute a return of capital. Please define    return of capital    using
plain English.

Page 89     Action by Stockholders
22.     Disclosure in this paragraph states,    The Company   s Certificate of
Incorporation provides
that Stockholder action can be taken only at an annual or special meeting of Stockholders or by written consent in lieu of a meeting. This may have the effect of delaying consideration of a
Stockholder proposal until the next annual meeting.    Please revise the last
sentence to state that the
written consent provisions may have the effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.

Page 93     Item 15. Exhibits
23. Please provide us with the Articles of Amendment and Restatement and the Bylaws before the Form 10 goes effective. We may have further comments.

                                   ACCOUNTING COMMENTS

Page 32     Incentive Fees

24. Please consider adding additional clarifying disclosure about the operation of the incentive fee calculation to, firstly, address if the calculation methodologies used to determine total return and the hurdle amount are consistent and to the extent that they are not consistent to explain the basis for any inconsistency and, secondly, confirm whether a partial incentive fee payment may be made in the event that the total return exceed the hurdle rate by an amount less than 0.25%.

Page 35     Reorganization Expenses

25. Please consider adding disclosure to identify the party who will bear responsibility for paying organization expenses in excess of the maximum amount to be borne by the Company of
$750,000.




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Page 92     Financial Statements and Supplementary Data

26. Please furnish all financial statements required by Regulation S-X and supplementary information required by Item 302 of Regulation S-X.


                                      *   *   *        *   *   *

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-
5166.

                                                       Sincerely,
                                                       /s/ Lisa N. Larkin
                                                       Lisa N. Larkin
                                                       Senior Counsel

cc:    John Lee, Branch Chief
       Christian Sandoe, Assistant Director




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